Exhibit 99.3

The following table sets forth certain summary consolidated financial information for the six months ended June 30, 2015 and 2014 in respect of HudBay Minerals Inc. (“Hudbay”) and its subsidiaries, certain of which are guarantors in respect of Hudbay’s US$920,000,000 aggregate principal amount of 9.5% senior unsecured notes (the “Notes”) due October 1, 2020.  The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than unrestricted subsidiaries and certain excluded subsidiaries that include subsidiaries that own the Constancia and Rosemont projects; the Notes are guaranteed by: Hudson Bay Mining and Smelting Co., Limited, Hudson Bay Exploration and Development Company Limited and HudBay Marketing & Sales Inc.

This disclosure is being provided pursuant to Part 13.4 of National Instrument 51-102.  Additional continuous disclosure relating to Hudbay can be found on the System  for  Electronic  Document  Analysis  and  Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov.

	For the three months ending June 30:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Total revenue	—	—	143,374	162,861	43,068	—	(663)	(23,532)	185,779	139,329
Profit (loss) continuing operations - attributable to owners	(2,751)	7,138	(47,540)	(6,320)	(18,365)	(15,094)	13,438	14,528	(55,218)	252
Profit (loss) - attributable to owners	(2,751)	7,138	(47,540)	(6,320)	(18,365)	(15,094)	13,438	14,528	(55,218)	252

	For the six months ending June 30:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Total revenue	—	—	360,010	269,640	43,068	—	(56,647)	(23,532)	346,431	246,108
Profit (loss) continuing operations - attributable to owners	(31,484)	(5,882)	(52,219)	(8,119)	(26,617)	(29,439)	31,399	16,563	(78,921)	(26,877)
Profit (loss) - attributable to owners	(31,484)	(5,882)	(52,219)	(8,119)	(26,617)	(29,439)	31,399	16,563	(78,921)	(26,877)

	As at June 30, 2015 and December 31, 2014:
	Guarantor - Issuer		Guarantor - Credit Supporters		Non Guarantor - Others		Consolidating adjustments [1]		Consolidated Hudbay total
(000’s)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Current assets	73,907	88,103	240,448	240,941	305,912	199,400	—	6,372	620,267	534,816
Non-current assets	3,471,411	3,265,276	1,395,823	1,335,585	7,466,258	6,568,215	(6,762,249)	(6,076,384)	5,571,243	5,092,692
Current liabilities	47,808	43,575	175,155	181,025	255,479	201,637	—	7,455	478,442	433,692
Non-current liabilities	1,301,220	1,092,096	1,271,427	1,177,109	1,913,281	1,667,451	(1,341,476)	(1,189,560)	3,144,452	2,747,096

1 This column includes all necessary amounts to eliminate all intercompany balances between the Guarantor credit supporters and the non-guarantor others, and other adjustments to arrive at the information for Hudbay on a consolidated basis.